Prospectus Supplement

John Hancock Financial Opportunities Fund (the fund)

Supplement dated December 15, 2022 to the current Prospectus, as supplemented (the Prospectus)

At its meeting held on December 13-15, 2022, the fund’s Board of Trustees approved changes to the fund’s principal investment strategies to allow the fund to invest in investment grade securities beyond defensive purposes effective as of December 15, 2022 (the Effective Date).

In connection with the change described above, the “Investment Strategy” sub-section of the “Prospectus Summary” section will be revised and restated in its entirety as follows, as of the Effective Date:

Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of U.S. and foreign financial services companies of any size. These companies may include, but are not limited to, banks, thrifts, finance and financial technology companies, brokerage and advisory firms, real estate-related firms, insurance companies and financial holding companies. The equity securities in which the Fund may invest are common stocks, preferred stocks, warrants, stock purchase rights, securities convertible into other equity securities. “Net assets” is defined as net assets plus any borrowings for investment purposes. The Fund will notify shareholders at least 60 days prior to any change in this 80% policy.

The Fund may invest up to 20% of its total assets in common and preferred equity securities and other preferred securities of foreign banking, lending and financial services companies, including securities quoted in foreign currencies. The Fund may invest in investment grade securities for lower volatility and yields that potentially meet or exceed the Fund’s distribution.

Under normal market conditions, the Fund may invest up to 20% of its net assets in the common and preferred equity securities and other preferred securities of non-financial services companies. The Fund may also invest in debt securities, and typically will invest in debt securities that are rated, at the time of purchase, BB or below by S&P Global Ratings ("Standard & Poor's") or Ba or below by Moody's Investors Service, Inc. ("Moody's"), or if unrated by such rating organizations, determined by the Adviser (as defined below) to be of comparable quality. The Fund will not purchase debt securities rated below C or which are in default at the time of purchase. Debt securities rated BB or Ba or below (or comparable unrated securities) are commonly referred to as "junk bonds" and are considered by Moody's and Standard & Poor’s to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse business financial or economic conditions. In some cases, such obligations may be highly speculative and have extremely poor prospects for reaching investment grade standing and may be in default. As a result, investment in such obligations will entail greater speculative risks than those associated with investment in investment grade obligations (i.e., obligations rated AAA, AA, A or BBB by Standard & Poor's or Aaa, Aa, A or Baa by Moody's). The descriptions of the investment grade rating categories by Moody’s and S&P, including a description of their speculative characteristics, are set forth in the SAI. With respect to the Fund’s investments in fixed-income or debt securities, the Fund may invest in higher quality instruments for temporary or defensive purposes.

In addition, the following disclosure under “Investment Strategies” will be revised and restated in its entirety as follows, as of the Effective Date:

Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of U.S. and foreign financial services companies of any size. These companies may include, but are not limited to, banks, thrifts, finance and financial technology companies, brokerage and advisory firms, real estate-related firms, insurance companies and financial holding companies. The equity securities in which the Fund may invest are common stocks, preferred stocks, warrants, stock purchase rights, securities convertible into other equity securities. “Net assets” is defined as net assets plus any borrowings for investment purposes. The Fund will notify shareholders at least 60 days prior to any change in this 80% policy.

The Fund may invest up to 20% of its total assets in common and preferred equity securities and other preferred securities of foreign banking, lending and financial services companies, including securities quoted in foreign currencies. The Fund may invest in investment grade securities for lower volatility and yields that potentially meet or exceed the Fund’s distribution.

In selecting the Fund's portfolio securities, the Adviser intends to select securities of issuers that it believes are likely to benefit from the foregoing industry trends and developments as well to employ fundamental investment analysis. In general, the Adviser will emphasize those securities which appear undervalued by the marketplace as indicated by, among other factors: (1) the value and quality of the underlying assets of the financial services companies; and (2) the value of a financial services company relative to its earnings potential and to market valuations of comparable companies.

Manulife, Manulife Investment Management, Stylized M Design, and Manulife Investment Management & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by its affiliates under license.

The Adviser may select securities of issuers that are small from a national perspective but have a significant share of their local market. In the opinion of the Adviser, such financial services companies frequently have a stable core base of assets or deposits, which may provide a greater level of earnings predictability, and provide financial services to the immediate geographic area. The Adviser believes that careful assessment of a financial service company’s asset quality is critical in determining the institution's value. In the Adviser's view, a high-quality asset base may lead to more predictable and potentially higher earnings. The Adviser intends to focus its investment analysis on delinquency trends, reserve levels and investment and loan portfolio compositions, among other things, in assessing asset quality.

Other factors that the Adviser will consider when determining which securities are undervalued are the historical and projected relationship of financial services company securities to the overall securities markets, using such valuation measures as price to earnings ratios, price to tangible book value ratios and current yields. In addition, the Adviser will focus upon, among other factors, each institution's capital position and competitive posture in the markets it serves, the amount of stock owned by insiders and regulatory developments. In addition to such factors, the Adviser also considers the nature and stability of an issuer's asset or deposit base, its market share, the economy of the region in which it is located, the quality of management and management's commitment to enhancing shareholder value.

At any given time the Adviser may focus upon investments in a number of geographic regions, the Adviser anticipates that the portfolio typically will represent a geographically diverse group of financial services companies. However, to the extent that the Fund's portfolio from time to time is focused in a particular geographic region, the Fund will be more susceptible to the risks associated with changes in economic and other conditions in such region. The Adviser anticipates that its value based analysis and emphasis upon small and medium size financial services companies will result in a diversified portfolio which typically would be composed of equity securities of 75 to 150 issuers.

Under normal market conditions, the Fund may invest up to 20% of its net assets in the common and preferred equity securities and other preferred securities of non-financial services companies. The Fund may also invest in debt securities, and typically will invest in debt securities that are rated, at the time of purchase, BB or below by S&P Global Ratings ("Standard & Poor's") or Ba or below by Moody's Investors Service, Inc. ("Moody's"), or if unrated by such rating organizations, determined by the Adviser (as defined below) to be of comparable quality. The Fund will not purchase debt securities rated below C or which are in default at the time of purchase. Debt securities rated BB or Ba or below (or comparable unrated securities) are commonly referred to as "junk bonds" and are considered by Moody's and Standard & Poor’s to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse business financial or economic conditions. In some cases, such obligations may be highly speculative and have extremely poor prospects for reaching investment grade standing and may be in default. As a result, investment in such obligations will entail greater speculative risks than those associated with investment in investment grade obligations (i.e., obligations rated AAA, AA, A or BBB by Standard & Poor's or Aaa, Aa, A or Baa by Moody's). The descriptions of the investment grade rating categories by Moody’s and S&P, including a description of their speculative characteristics, are set forth in the SAI. With respect to the Fund’s investments in fixed-income or debt securities, the Fund may invest in higher quality instruments for temporary or defensive purposes.

The fund may enter into interest-rate swaps for the purposes of reducing risk, obtaining efficient market exposure, and/or enhancing investment returns.

Finally, the following disclosure under “Portfolio Investments” in the “Investment Strategies” section will be revised and restated in its entirety as follows, as of the Effective Date:

Debt Securities

The Fund may invest in U.S. and foreign debt securities including, but not limited to, bonds, notes, bills and debentures. Capital appreciation in debt securities in which the Fund invests may arise as a result of favorable changes in relative interest rate levels and/or in the creditworthiness of issuers. The Fund may also earn income on such debt securities. There is no requirement with respect to the maturity or duration of debt securities in which the Fund may invest. Debt securities in which the Fund may invest are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations (credit risk) and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (market risk). Particular debt securities will be selected based upon credit risk analysis of potential issuers, the characteristics of the security and interest rate sensitivity of the various debt issues available with respect to a particular issuer and analysis of the anticipated volatility and liquidity of the particular debt instruments. The Fund may invest in investment grade securities for lower volatility and yields that potentially meet or exceed the Fund’s distribution or for temporary or defensive investments. The Fund may also invest in debt securities rated BB or below by Standard & Poor's or Ba or below by Moody's or, if unrated by such rating organizations, of comparable quality as determined by the Adviser. For a description of such lower-rated and unrated debt securities, see "Risk Factors – Strategy Risks – Lower-Rated and High-Yield Fixed Income Securities Risk."

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.